United States
Securities and Exchange Commission
Washington, D.C. 20549

FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
For the month of March 2024
Commission File Number 132-02847

INTER & Co, INC.
(Exact name of registrant as specified in its charter)
N/A
(Translation of Registrant’s name into English)
Av Barbacena, 1.219, 22nd Floor
Belo Horizonte, State of Minas Gerais, Brazil, ZIP Code 30 190-131
Telephone: +55 (31) 2138-7978
(Address of principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F ☒     Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): Yes ☐     No ☒
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): Yes ☐     No ☒

EXHIBITS INDEX

Exhibit No.	Exhibit
99.1	Notice of Annual General Meeting of the Company
99.2	Proxy Card
99.3	Proxy Statement

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

INTER & CO, INC.

	By:	/s/ Santiago Horacio Stel
Date: March 21, 2024		Name: Santiago Horacio Stel Title: Senior Vice President of Finance and Risks